Filed Pursuant to Rule 433
Registration No. 333-145983
February 7, 2008
Free Writing Prospectus
(To Prospectus dated September 11, 2007 and
Prospectus Supplement
dated February 5, 2008)
FINAL PRICING TERMS

The Issuer	Qimonda Finance LLC.

The Guarantor	Qimonda AG (Bloomberg: QI US Equity; Reuters QI.N).

Securities Offered	Senior Unsecured Convertible Notes due 2013 (the “notes”).

Aggregate Principal Amount Offered	$217,647,000.

Over-allotment Option	If more than $217,647,000 in aggregate principal amount of notes are sold, the underwriters have the option to purchase up to an additional $30,470,000 in aggregate principal amount of notes.

Maturity Date	March 22, 2013.

Interest	6.75% per annum, accruing from the settlement date.

Interest Payment Dates	Each March 15 and September 15, beginning on September 15, 2008.

Price to Public	100%.

Underwriting Commission	3.00%.

Proceeds to the Issuer	100.00%.

Expenses

	Per $1,000 Note		Total

	Without	With full	Without	With full
	exercise	exercise of	exercise of	exercise of
	of over	over-	over	over-
	allotment	allotment	allotment	allotment
	option	option	option	option
Estimated expenses payable by the Guarantor (including expenses of concurrent offering of ADSs)	$13.78	$12.09	$3,000,000	$3,000,000
Underwriting commissions paid by the Guarantor	$30.00	$30.00	$6,529,410	$7,443,510

NYSE Closing Price on February 7, 2008	$4.97 per ADS.

Conversion Premium	35% above Reference ADS Price.

Reference ADS Price	$5.374 per ADS.

Initial Conversion Price	$7.2549 per share of common stock ($7.2549 per ADS), subject to adjustment.

Initial Conversion Rate	137.8379 shares of common stock (137.8379 ADSs) per $1,000 principal amount of notes, subject to adjustment.

Conversion Period	At any time beginning on March 27, 2008 and ending on the third business day prior to the maturity date or an earlier redemption date, except during an Excluded Period.

Excluded Periods	Each of:

(1) a period commencing on the date on which an offer by the Guarantor to its shareholders by way of a rights offering to subscribe for shares, bonds with warrants or convertible bonds is published in the German Federal Gazette (elektronischer Bundesanzeiger) and ending on the last day of the subscription period (both dates inclusive); and

(2) each period commencing on the date that falls two calendar weeks prior to the end of each of the Guarantor’s financial quarters (or financial years, as the case may be) and ending on the fourth trading day after the date on which the Guarantor publishes, by press release or by filing with the U.S. Securities and Exchange Commission (the “SEC”), the Guarantor’s interim report or annual report for the then most recently ended financial period;

provided further, however that no excluded period shall be deemed to occur on any date following a notice of redemption or that is 45 days or less prior to the maturity date of the notes.

Trade Date	February 8, 2008.

Settlement Date	February 13, 2008.

Optional Redemption	In addition to the right to redeem the notes due to changes in tax laws or reasons of insufficient outstanding principal amount, the Issuer may redeem some or all of the notes on or after April 1, 2011, subject to certain redemption excluded periods, if the closing sale price of our ADSs for at least 20 trading days in the 30 consecutive trading day period ending on the date one day prior to the date of the notice of redemption is greater than 150% of the applicable conversion price on the trading day before the date of our notice.

CUSIP	Notes: 74732W AA7.

ADSs: 746904101.

ISIN	Notes: US74732WAA71.

Joint Bookrunning Managers	Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc.

Co-Managers	ABN AMRO Inc., J.P. Morgan Securities Inc. and UniCredit Capital Markets, Inc.

Use of Proceeds	The Guarantor will use the $208,117,590, or $237,673,490 assuming exercise of the over-allotment option in full, remaining after the Guarantor has paid the underwriting commissions and estimated expenses, for general corporate purposes.

Capitalization	As disclosed in the table set forth under the caption “Capitalization” in the prospectus supplement for this offering, the amount of the Guarantor’s total long-term debt as adjusted is $652 million (assuming no exercise of the over-allotment option) or $682 million (assuming exercise of the over-allotment option in full) and the amount of the Guarantor’s total capitalization as adjusted is $4,847 million (assuming no exercise of the over-allotment option) or $4,877 million (assuming exercise of the over-allotment option in full). For additional information regarding the nature of the adjustments and certain line items, see “Capitalization” in the prospectus supplement for this offering.

Pro Forma Indebtedness	As of December 31, 2007, assuming no exercise of the over-allotment option, after giving effect to the consummation of this offering, the Guarantor would on a consolidated basis have had approximately €515 million (approximately $751 million) principal amount of total indebtedness (short-term and long-term debt including the notes), €225 million (approximately $329 million) of which would have been secured by assets that do not secure the notes, the Issuer would have had approximately €143 million (approximately $208 million) principal amount of total indebtedness (consisting of the notes), and our subsidiaries other than Issuer would have had an aggregate of €372 million (approximately $543 million) of indebtedness.

Assuming exercise of the over-allotment option in full, as of December 31, 2007, after giving effect to the consummation of this offering, the Guarantor would on a consolidated basis have had approximately €535 million (approximately $781 million) principal amount of total indebtedness (short-term and long-term including the notes), €225 million (approximately $329 million) of which would have been secured by assets that do not secure the notes, the Issuer would have had approximately €163 million (approximately $238 million) principal amount of total indebtedness (consisting of the notes), and our subsidiaries other than Issuer would have had an aggregate of €372 million (approximately $543 million) of indebtedness.

Ratio of Earnings to Fixed Charges	The following table shows the Guarantor’s ratio of earnings to fixed charges for our financial years ended September 30, 2007, 2006, 2005, 2004 and 2003 and for the three months ended December 31, 2007.

	Three months ended	Year ended September 30,
	December 31,	(in € million)
	2007
	(in € million)	2007	2006	2005	2004	2003
Ratio of earnings to fixed charges	—	—	4.58	6.44	2.95	—

Deficiency of earnings available to cover fixed charges in millions of euro	(589)	(237)	—	—	—	(20)

Concurrent Offering	Infineon Technologies AG (“Infineon”) is lending, pursuant to the terms of an ADS lending agreement (the “ADS lending agreement”), up to 25 million ADSs (the “borrowed ADSs”) to an affiliate of Credit Suisse Securities (USA) LLC, one of the underwriters in the offering of the ADSs together with Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. The affiliate is referred to as the ADS borrower. The ADSs may be evidenced by American Depositary Receipts, or ADRs. Each ADS will represent one ordinary share of the Guarantor. The Guarantor and Infineon have entered into an underwriting agreement (the “ADS underwriting agreement”) with Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. (the “ADS underwriters”) with respect to this offering of the borrowed ADSs.

The borrowed ADSs may be offered for sale in transactions, including block sales, on The New York Stock Exchange, in the over-the-counter market, in negotiated transactions or otherwise. 17.5 million borrowed ADSs have been sold at $4.97 per ADS, and additional borrowed ADSs may subsequently be sold at prevailing market prices at the time of sale or at negotiated prices.

Under the terms and subject to the conditions contained in the ADS underwriting agreement among Infineon, the Guarantor and the underwriters named below, each underwriter named below has agreed to purchase, and the ADS borrower has agreed to sell, initially, the number of borrowed ADSs set forth opposite such underwriters’ name on the following table.

Number of
Underwriters	ADSs
Citigroup Global Markets Inc.	5,833,334
Credit Suisse Securities (USA) LLC	5,833,333
Deutsche Bank Securities Inc.	5,833,333
Total	17,500,000

The ADS borrower has advised that it intends to use the proceeds from the sale of the borrowed ADSs to facilitate transactions by which investors in the notes may hedge their investments in the notes through short sales or privately negotiated transactions. The ADS underwriters have determined the offering price of $4.97 per ADS for the 17.5 million borrowed ADSs that have been sold by initially soliciting indications of interest from potential purchasers of those ADSs and conducting customary negotiations with those potential purchasers during the offering period. The price at which investors in the notes establish their short positions through the ADS borrower or its affiliates will in each case be the offering price of the borrowed ADSs. As a result, during the offering period, the ADS underwriters have solicited indications of interest from note investors seeking to establish a short position based on the purchase price negotiated with those potential purchasers. The ADS underwriters have established a “clearing price” for a number of borrowed ADSs at which purchasers were willing to purchase borrowed ADSs and investors in the notes were willing to establish short positions. The clearing price is the offering price hereunder, and may be at a discount to the market price of our ADSs at the time the offering is commenced.

In addition, in connection with facilitating such transactions, the ADS borrower or its affiliates expect to receive customary negotiated fees from investors in the notes, which may be deemed to be underwriter’s compensation. The ADS borrower and its affiliates may engage in such transactions at any time and from time to time during the term of the ADS lending agreement in ADS amounts to be determined by the ADS borrower and such affiliates.

The ADS borrower has advised that it expects to offer up to approximately 7.5 million of the borrowed ADSs on a delayed basis.
Qimonda AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Guarantor has filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Guarantor, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611.
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